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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: The Bennett Global Funds

Address of Principal Business Office (No. & Street, City, State Zip Code):

1400 K Street, NW, Suite 501, Washington DC 20005

Telephone Number (including area code): (866)-286-2268

Name and Address of agent for service of process:

Dawn J. Bennett, 1400 K. Street, NW, Suite 501, Washington DC 20005

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes [X] No [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Washington DC on the 24 day of September, 2010.

Attest:	Signature: The Bennett Global Funds
By: /s/ Stuart W. Rogers	By: /s/ Dawn J. Bennett
Name: Stuart W. Rogers	Name: Dawn J. Bennett
Title: Secretary	Title: President